Acorns Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2016

(Amended November 22, 2017)

CONFIDENTIAL TREATMENT REQUESTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69294

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/1/2015__ AND ENDING __9/30/2016__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

19900 MacArthur Boulevard, Suite 500

(No. and Street)

92612

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colin Lam   949-438-4245

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – if individual, state last, first, middle name)

8800 East Raintree Drive, Suite 210	Scottsdale	AZ	85260
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colin Lam _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Acorns Securities, LLC _____, as
of September 30th _____, 20 16 ____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Financial and Operations Principal
Title



Notary Public

T. MALEKSAEIDI
Commission # 2115249
Notary Public - California
Orange County
My Comm. Expires Jun 13, 2019

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
Acorns Securities, LLC

We have audited the accompanying statement of financial condition of Acorns Securities, LLC (the "Company") as of September 30, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Acorns Securities, LLC as of September 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information in Schedules I, II, III, and IV (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Acorns Securities, LLC's financial statements. The information in Schedules I, II, III, and IV is the responsibility of Acorns Securities, LLC's management. Our audit procedures include determining whether the information in Schedules I, II, III and IV reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, III, and IV. In forming our opinion on the information in Schedules I, II, III, and IV, we evaluated whether the information in Schedules I, II, III, and IV, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Scottsdale, Arizona
November 21, 2016, except Schedule IV, dated November 22, 2017

Acorns Securities, LLC
Statement of Financial Condition
September 30, 2016

Assets

Cash and cash equivalents	$	704,543
Cash and securities segregated per regulations		400,607
Receivable from clearing organizations		7,801,342
Deposit at clearing firm		50,000
Securities held at clearing firm		65,359
Receivable from affiliate		185,511
Prepaid expenses		9,884
Equipment and furniture		7,388
Total assets	$	9,224,634

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	48,672
Payable to customers		7,787,481
Payable to affiliate		7,490
Deferred rent liability		3,684
Total liabilities		7,847,327

Commitments and contingencies

Member's equity

Member's equity	1,377,307
Total member's equity	1,377,307
Total liabilities and member's equity	$ 9,224,634

The accompanying notes are an integral part of these financial statements.

1


Acorns Securities, LLC
Statement of Income
For the Year Ended September 30, 2016


Revenues

Fees	$	1,667,096
Other income		19,214
Total revenues		1,686,310

Expenses

Employee compensation and benefits	613,786
Professional fees	310,226
Communication and data processing	185,431
Other operating expenses	137,890
Clearing fees	133,177
Occupancy and equipment rental	16,814
Depreciation	1,941
Total expenses	1,399,265
Net income before income tax provision	287,045
Income tax provision	9,118
Net income	$ 277,927

The accompanying notes are an integral part of these financial statements.

2

Acorns Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2016

	Total
Balance at September 30, 2015	$ 1,080,386
Stock based compensation	18,994
Net income	277,927
Balance at September 30, 2016	$ 1,377,307

The accompanying notes are an integral part of these financial statements.

3

Acorns Securities, LLC
Statement of Cash Flows
For the Year Ended September 30, 2016

Cash flow from operating activities:

Net income		$ 277,927
Adjustments to reconcile net income to net		
cash and cash equivalents provided by (used in) operating activities:		
Depreciation	1,941	
(Increase) decrease in :		
Cash and securities segregated per regulations	(225,607)	
Receivable from clearing organizations	(4,053,212)	
Receivable from affiliate	(64,411)	
Prepaid expenses	(1,186)	
(Decrease) increase in :		
Accounts payable and accrued expenses	8,950	
Payable to customers	4,016,518	
Payable to affiliate	3,853	
Stock based compensation	18,994	
Total adjustments		(294,160)
Net cash and cash equivalents used in operating activities		(16,233)
Purchase of premise and equipment	(1,764)	
Net cash and cash equivalents used in investing activities		(1,764)
Net increase in cash and cash equivalents		(17,997)
Cash and cash equivalents at September 30, 2015		722,540
Cash and cash equivalents at September 30, 2016		$ 704,543

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	27
Income taxes	$	9,118

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Acorns Securities, LLC (the "Company") was organized in the State of Delaware on April 9, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Acorns Grow, Inc. (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(a)(1)(ii), the Company maintains subaccounts pursuant to an omnibus arrangement with a clearing broker. The Company also transmits block trade and other orders placed by its affiliated investment adviser, Acorns Advisers, LLC.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Fees are recognized when earned.

Equipment and furniture are stated at cost. Depreciation is provided on a straight-line basis using estimated lives of 5 to 7 years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of September 30, 2016, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 2: CASH SEGREGATED UNDER SECURITIES REGULATIONS

At September 30, 2016, cash of $400,607 has been segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 3: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2016 was $50,000.

NOTE 4: FAIR VALUE OF SECURITIES HELD AT CLEARING FIRM

We apply fair value accounting for all assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities we consider the principal or most advantageous market in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. For certain instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, it was estimated that the carrying amount approximated fair value because of the short maturities of these instruments.

Fair value is estimated using various valuation models, which utilize certain inputs and assumptions that market participants would use in pricing the asset or liability. The inputs and assumptions used in valuation models are classified in the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Quoted market prices for similar instruments in an active market; quoted prices for identical or similar assets and liabilities in markets that are not active; and model-derived valuations inputs of which are observable and can be corroborated by market data.

Level 3: Unobservable inputs and assumptions that are supported by little or no market activity and that are significant to the fair value of the asset and liability. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining the appropriate hierarchy levels, the Company analyzes the assets and liabilities that are subject to fair value disclosure. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis by fair value hierarchy at September 30, 2016:

Assets	Level 1	Level 2	Level 3	Total
Securities at fair value	$ 65,359	$ -	$ -	$ 65,359
Totals	$ 65,359	$ -	$ -	$ 65,359

NOTE 5: RECEIVABLE FROM CLEARING ORGANIZATIONS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing brokers on an omnibus basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2016, the receivable from clearing organizations of $7,801,343 are pursuant to the clearing agreement.

NOTE 6: EQUIPMENT AND FURNITURE, NET

Equipment and furniture are recorded net of accumulated depreciation and summarized by major classification as follows:

Equipment and furniture	$ 11,623
	11,623
Less: accumulated depreciation	(4,235)
Equipment and furniture, net	$ 7,388

Depreciation expense for the year ended September 30, 2016 was $1,941.

NOTE 7: RELATED-PARTY TRANSACTIONS

The Company is affiliated through common ownership with Acorns Advisers, LLC ("Advisers"). During April of 2014, the Company and Advisers entered into a brokerage and custodial services agreement whereby the Company agrees to establish and maintain an account on its books and records for each client of the Advisers ("Clients") on an omnibus basis. Accordingly, the Company has established several omnibus accounts for the benefit of Clients which are maintained by another Clearing Broker. Furthermore, the Company is responsible for instructing the Clearing Broker to maintain possession or control of investments in these omnibus accounts free of any charge, lien, or claim of any kind in favor of the Clearing Broker or any person claiming through the Clearing Broker. For the year ended September 30, 2016, the Company earned $1,667,096 from Advisers in fees.

In September 2013, the Company and the Parent entered into a technology license and services agreement whereby the Parent grants to the Company the right and license to utilize technology developed by the Parent for maintaining books and records for Clients and receiving orders from Advisers. The agreement was updated to include reimbursements for cybersecurity and increase the total fee amount to $5,000 per month in September of 2015. For the year ended September 30, 2016, the Company paid $60,000 in technology leasing fees to the Parent.

In May 2015, the Company and the Parent entered into a sublease agreement whereby the Company agrees to sublease office space from the Parent. For the year ended September 30, 2016, the Company paid $14,094 to the Parent.

In April 2015, the Company and the Parent entered into an expense sharing agreement whereby the Company agrees to reimburse the Parent payroll, equipment and other incidental expenses paid on behalf of the Company. The Parent further agrees to provide the Company general consumables, insurance and technology support at no additional charges. For the year ended September 30, 2016, the Company reimbursed $100,597 to the Parent per agreement.

It is possible that the terms of certain of the related-party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 8: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at September 30, 2016 or during the year then ended.

NOTE 9: GUARANTEES

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 460, *Guarantees* ("ASC 460") requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2016 or during the year then ended.

NOTE 10: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through November 14, 2016, the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate indebtedness change day to day, but on September 30, 2016, the Company had net capital of $1,164,720 which was $914,720 in excess of its required net capital of $250,000.

NOTE 13: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

Net capital per unaudited schedule	$ 1,171,733
Adjustments	(7,013)
Net capital per audited statements	$ 1,164,720

Acorns Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2016

Member's equity	$ 1,377,307	
Total member's equity qualified for net capital		1,377,307
Total non-allowable assets		(202,783)
Net capital before haircuts		1,174,524
Total haircuts		(9,804)
Net capital		1,164,720
Computation of net capital requirements		
2% of aggregate debit items of $7,792,741	155,855	
Minimum dollar net capital required	250,000	
Net capital required (greater of above)		250,000
Excess net capital		$ 914,720
Net capital per unaudited Form X-17A-5 report		$ 1,171,733
Adjustments		(7,013)
Net capital per audited statements		$ 1,164,720

See accompanying report of independent registered public accounting firm.

Acorns Securities, LLC
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3
As of September 30, 2016

Credit balanes

Free credit balances and other credit balances
in customers' securities account $ 7,787,481

Total credit items   7,787,481

Debit balances

Debit balances in customers' cash and margin accounts
excluding unsecured accounts and accounts
doubtful of collection   7,792,741

Gross debits   7,792,741

Less 3 percent charge   (233,782)

Total debit items   7,558,959

Excess of total debits over total credits   -

Excess of total credits over total debits   228,522

Amount held on deposit in Reserve Bank Account   400,607

Amount of deposit (or withdrawal)   -

Amount in Reserve Bank Account $ 400,607

There is no difference between reserve requirements computation shown here and the reserve requirements computation shown on the Company's unaudited Part II of Form X-17A-5 as of September 30, 2016.

Acorns Securities, LLC
Schedule III - Reconciliation of Net Capital and Reserve
Requirements Pursuant to Rule 15c3-3
As of September 30, 2016

Net capital as calculated per audit report	$ 1,164,720
Net capital as calculated per broker-dealer's most recent filling of Form X-17A-5, Part II, September 30, 2016	1,171,733
Net difference in computation of net capital	$ (7,013)
Reserve requirement as calculated per audit report	$ 228,522
Reserve requirement as calculated per broker-dealer's most recent filling of Form X-17A-5, Part II, September 30, 2016	228,522
Net difference in computation of reserve requirements	$ -

Acorns Securities, LLC
Schedule IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2016

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of September 30, 2016 for which instructions to reduce to possession or control had been issued as of September 30, 2016 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3:   **NONE**

    A. Number of items   **NONE**

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2016, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:   **NONE**

    A. Number of items   **NONE**

Acorns Securities, LLC

Report on Compliance Provisions

Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)

For the Year Ended September 30, 2016

(Amended November 22, 2017)

Report of Independent Registered Public Accounting Firm

We have examined Acorns Securities, LLC's (the "Company") statements, included in the accompanying Acorns Securities, LLC's Compliance Report that (1) The Company's Internal Control Over Compliance was not effective during the year ended September 30, 2016; (2) the Company's Internal Control Over Compliance was not effective as of September 30, 2016; (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of Internal Control Over Compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of FINRA that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's Internal Control Over Compliance was effective as of and for the year ended September 30, 2016; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of Internal Control Over Compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As described in the accompanying Acorns Securities, LLC's Compliance Report, material weaknesses were identified in the Company's Internal Control Over Compliance as of and for the year ended September 30, 2016.

Internal Control Over Compliance with 17 C.F.R. §240.15c3-3(e) was not effectively designed to ensure the weekly customer reserve computation was complete and accurate.

Internal Control Over Compliance with Rule 2340 of FINRA was not effectively designed to ensure the completeness and accuracy of account statements delivered to customers.

In our opinion, because of the material weaknesses referred to above, the Company's Internal Control Over Compliance was not effective as of and for the year ended September 30, 2016. In our opinion, the Company's statements that the Company complied with §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2016; and the information used to state that the Company was in compliance with §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records are fairly stated, in all material respects.

Moss Adams LLP

Scottsdale, Arizona
November 22, 2017



Acorns Securities, LLC
19900 MacArthur Blvd., Suite 500
Irvine, CA 92612
Phone: (949)-220-0744

Acorns Securities, LLC's Compliance Report

Acorns Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has not established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was not effective during the most recent fiscal year ended September 30, 2016;

(3) The Company's Internal Control Over Compliance was not effective as of the end of the most recent fiscal year ended September 30, 2016;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2016; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

The Company identified the following material weaknesses in the Company's Internal Control Over Compliance as of and for the year ended September 30, 2016:

Internal Control Over Compliance with 17 C.F.R. §240.15c3-3(e) was not effectively designed to ensure the weekly customer reserve computation was complete and accurate.

Internal Control Over Compliance with Rule 2340 of FINRA was not effectively designed to ensure the completeness and accuracy of account statements delivered to customers.

_____

Acorns Securities, LLC

I, Colin Lam, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.